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SECURITIES A
Wa

09057714

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MAR 1 2 2009

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Banca IMI Securities, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 William Street 4th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Di Bella 212-326-1118
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

SEC Mail Processing Section

FEB 2 6 2009

Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond**

unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Di Bella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banca IMI Securities, Corp, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Marina Belcic
Notary Public, State of New York
Registration #01BE6043024
Qualified in Nassau County
My Commission Expires June 5, 2010

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Banca IMI Securities Corp.

Consolidated Statement of Financial Condition

December 31, 2008

Filed as public information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Banca IMI Securities Corp.
New York, New York

We have audited the accompanying consolidated statement of financial condition of Banca IMI Securities Corp. and subsidiary (the "Company") as of December 31, 2008. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Banca IMI Securities Corp. and subsidiary at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 19, 2009

Banca IMI Securities Corp.

Consolidated Statement of Financial Condition
December 31, 2008

ASSETS

Cash	$ 3,881,396
Securities Segregated Under Federal and Other Regulations	4,993,697
Securities Borrowed	931,077,628
Financial Instruments Owned, at fair value	44,692,721
Receivables from Brokers, dealers and clearing organizations	6,070,856
Receivables from Affiliates	2,438,584
Receivables from Customer	69,343
Exchange Membership, at cost (market value $300,000)	96,348
Fixed Assets, at cost (net of accumulated depreciation and amortization of $625,586)	683,405
Taxes Receivable	2,292,663
Deferred Tax Asset	1,820,000
Other Assets	1,690,136
Total assets	$ 999,806,777

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Securities loaned	$ 895,175,948
Payables to broker, dealers and clearing organizations	69,862
Payables to affiliated customers	766,684
Payables to affiliated non-customers	510,428
Accounts payable and accrued expenses	2,312,910
Other liabilities	74,077
Total liabilities	898,909,909
Commitments and Contingencies (Note 9)	
Stockholder's Equity:	
Common stock (66,500 shares authorized; 44,500 shares issued and outstanding, no par value)	44,500,000
Additional paid-in capital	102,000,000
Accumulated deficit	(45,603,132)
Total stockholder's equity	100,896,868
Total liabilities and stockholder's equity	$ 999,806,777

See Notes to Consolidated Statement of Financial Condition.

Note 1. Organization and Description of Business

Banca IMI Securities Corp. and subsidiary (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company is regulated by the Securities and Exchange Commission (the "SEC"), and the Financial Industry Regulatory Authority ("FINRA"). It is a member of the New York Stock Exchange (the "NYSE"), the Chicago Board of Trade (the "CBOT") and other regional exchanges. The Company is also registered as an international dealer with the Ontario Securities Commission ("OSC") and as an introducing broker with the National Futures Association ("NFA").

The Company is a wholly owned subsidiary of IMI Capital Markets USA Corporation ("IMI U.S."), which in turn is wholly owned by Banca IMI S.p.A. ("Banca IMI"), a wholly owned subsidiary of Intesa Sanpaolo S.p.A (the "Group"). The Company's wholly owned subsidiary, Cedar Street Securities Corp., has been dormant since 1995.

As part of Banca IMI's investment banking group, the Company serves as the center to cross-sell European and U.S. securities, focusing on the distribution of European equities and fixed income instruments to U.S. institutional investors and on the sale of U.S. products to the Group's European customer base. In addition, the Company provides electronic order routing services to major U.S. and European stock exchanges (i.e., NYSE, NASDAQ, Xetra and the Italian Stock Exchange) for U.S. and European clients. The Company also conducts a securities lending conduit business in U.S. and non-U.S. securities.

The Company's securities brokerage business consists of U.S. and international activities. Such activities are settled by the Company through domestic and foreign clearing organizations as well as foreign affiliates with the underlying transactions conducted on either a delivery versus payment or receipt versus payment basis.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The consolidated statement of financial condition includes the accounts of the Company, and is presented in accordance with accounting principles generally accepted in the United States of America. All inter-company balances and transactions have been eliminated.

Use of Estimates: The preparation of the consolidated financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the consolidated financial statement and accompanying notes. Actual results could differ from those estimates. Significant estimates include realization of the Company's deferred tax assets.

Securities Segregated Under Federal and Other Regulations: The Company segregates U.S. Treasury Bills in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased: Proprietary securities transactions are recorded on a trade-date basis. Financial instruments owned and financial instruments sold, not yet purchased, are stated at fair value. Fair value is generally based on published market prices or other relevant factors including dealer price quotations.

Note 2. Summary of Significant Accounting Policies (Continued)

In September 2006, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). This standard clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company adopted SFAS No. 157 as required on January 1, 2008. SFAS No. 157 establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

- Level 1 - Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;

- Level 2 - Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability;

- Level 3 - Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by SFAS No. 157, investments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 are those whose fair value measurement consider several inputs and may include Level 1 or Level 2 inputs as components of the overall fair value measurement. The table that follows sets forth information about the level within the fair value hierarchy at which the Company's investments are measured at December 31, 2008.

	Level 1	Level 2	Level 3	Total
Investments in Securities:				
Equities	$ 772,245	$ -	$ -	$ 772,245
Corporate bonds	-	35,838,288	-	35,838,288
U.S. government and agency securities	5,999,588	2,082,600	-	8,082,188
				$ 44,692,721
Securities segregated under federal and other regulations	4,993,697	-	-	$ 4,993,697

Customer Securities Transactions: Customer securities transactions are recorded on the settlement date, which is generally three business days after trade date, with related commission income and expenses recorded on a trade-date basis. Receivables from and payables to customers include amounts related to securities transactions. The value of securities owned by customers collateralizing their balances due to the Company is not reflected in the accompanying consolidated statement of financial condition.

Note 2. Summary of Significant Accounting Policies (Continued)

Collateralized Securities Transactions: Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash.

The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained, or excess collateral retrieved, when deemed appropriate.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations: Receivables from brokers and dealers primarily consist of securities failed to deliver and deposits held at clearing organizations. Payables to brokers and dealers primarily consist of securities failed to receive. Receivables from and payables to brokers and dealers are short-term in nature, and accordingly, their carrying amount is a reasonable estimate of fair value.

Exchange Membership: The Company's exchange membership, which represents an ownership interest in the exchange and provides the Company with the right to conduct business on the exchange, is recorded at cost and accounted for on an accrual basis.

Income Taxes: The Company is included in the consolidated federal, state and local income tax returns of IMI U.S. Income taxes have been determined on a separate company basis.

Income taxes are provided under the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS No. 109"), which requires the Company to use the asset and liability method. This method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Fixed Assets: Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Straight-line depreciation of furniture and equipment is determined using estimated useful lives of three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Management reviews furniture, equipment and leasehold improvements whenever events or changes in circumstances indicate the carrying amount of the asset may not be recovered.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48, these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also. In December 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company will be required to adopt FIN 48 in its 2009 annual financial statements. Management has not assessed the impact of FIN 48 on its financial position and results of operations and has not determined if the adoption of FIN 48 will have a material effect on its financial statements.

Note 3. Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities, such as securities loaned, customer and non-customer payables and certain other payables, are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

Note 4. Financial Instruments Owned, at Fair Value

Financial instruments owned at fair value, at December 31, 2008 consist of the following:

Equities (shares of exchanges)	$ 772,245
Corporate bonds	35,838,288
U.S. government and agencies securities	8,082,188
Total	$ 44,692,721

At December 31, 2008, there were no financial instruments owned that were pledged to counterparties.

At December 31, 2008, the Company had in place U.S. Treasury Bills with a market value of $4,993,697 on deposit in an account segregated for the benefit of customers in compliance with federal regulations. Such security is not included in the above table.

Note 5. Collateralized Securities Transactions

The Company enters into secured borrowing or lending agreements to obtain collateral necessary to effect settlements, meet customer needs or re-lend as part of its operations.

The Company receives collateral under securities borrowing transactions. Generally, the Company is permitted to rehypothecate securities under such transactions.

At December 31, 2008, the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a market value of approximately $894,440,017. This collateral was generally obtained under securities borrowing agreements. Of these securities received as collateral, securities with a fair value of approximately $858,783,170 are delivered or repledged, generally as collateral under securities lending agreements.

Note 6. Fixed Assets

A summary of fixed assets for the year ended December 31, 2008 is as follows:

Equipment	$ 447,694
Leasehold improvements	113,520
Furniture and fixtures	747,777
	1,308,991
Less accumulated depreciation and amortization	(625,586)
Fixed assets, net	$ 683,405

Note 7. Income Taxes

The Company is included in the consolidated federal income tax return filed by IMI U.S. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company is included in a combined state income tax return with IMI U.S. and certain other subsidiaries of IMI U.S. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

The difference between book and taxable income are due to permanent and temporary differences. Permanent differences between book and taxable income do not reverse. Temporary differences between book and taxable income eventually reverse and give rise to deferred tax assets and liabilities. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2008 were as follows:

Deferred tax assets:	
Federal net operating loss carryforwards	$ 3,904,168
Timing difference	(257,542)
Credits	1,144,077
Total deferred tax assets	4,790,703
Less valuation allowance	(2,970,703)
Net deferred tax asset	$ 1,820,000

At December 31, 2008, the Company had federal net operating loss carryforwards of $11,482,848, resulting in a deferred tax asset before valuation allowance of $3,904,168, which expire during the tax years ending December 31, 2009 and December 31, 2010. These net operating losses are subject to significant limitations pursuant to an "Ownership Change" under Section 382 of the Internal Revenue Code as a result of a merger of the Company's ultimate parent as of January 1, 2007.

Note 7. Income Taxes (Continued)

The following table reconciles the federal statutory income tax rate to the Company's effective tax rate for the year ended December 31, 2008:

Statutory federal income tax rate for corporations	35.00 %
Impact of:	
Net change in valuation allowance relating to benefits recognized on federal NOL carryforwards	(4.66)
State and local taxes, net of federal tax benefit	10.24
Permanent differences	1.66
AMT credit adjustments	(0.30)
Other differences	(0.11)
Effective tax rate	41.83 %

Note 8. Common Stock

The authorized common stock of the Company is comprised of 66,500 shares, of which 44,500 are issued and outstanding at December 31, 2008. All of the Company's stock is owned by IMI U.S. The common stock has no par or stated value, and is carried at its original issue price of $1,000 per share. Additional paid-in capital represents capital contributions made by IMI U.S. to the Company subsequent to the original stock issuance.

Note 9. Commitments and Contingencies

Leases: The Company has obligations under noncancelable operating leases for space with various expiration dates. The Company leases its office space from an affiliate under a sub-lease agreement. The terms of the Company's principal office space sub-lease on the 1 William Street Street, New York City location provide for certain escalation clauses relating to taxes and operating expense payments. The future aggregate minimum lease commitment for space is listed below:

Year ending December 31,	
2009	$ 428,250
2010	402,750
2011	402,750
2012	402,750
2013	417,667
Thereafter	2,088,334
	$ 4,142,501

Note 9. Commitments and Contingencies (Continued)

The Company has various noncancelable operating leases expiring in one to three years. Annual commitments under such leases aggregate $24,114 in 2009, $16,641 in 2010 and $298 in 2011.

Note 10. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2008, the Company had net capital of $82,686,100, which was $81,686,100 in excess of the required net capital of $1,000,000. The Company is subject to NFA minimum net capital requirement of $45,000 under Commodity Exchange Act Regulation 1.17.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2008, the Company was in compliance with all such requirements.

Note 11. Concentrations of Credit Risk

The Company's clearance activities for customers and non-customers, including affiliates (collectively, customers), involve the execution, settlement and financing of customers' securities transactions. Customers' securities activities are transacted on a delivery versus payment or receipt versus payment basis. These transactions may expose the Company to loss in the event that customers are unable to fulfill their contractual obligations.

In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customers' obligations.

The Company has concentrations of credit risk with regard to stock borrow transactions with counterparties. At December 31, 2008, the following concentrations existed:

	Percentage with One Counterparty >10% of Balance	Number of Counterparties
Stock borrow	60%, 26%	Two

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Note 12. Employee Benefits

All employees of the Company are eligible to contribute to a 401(k) plan upon hire date. The Company makes a 50% matching contribution on the first 5% of compensation deposited by the employee as an elective contribution. Amounts deferred over 5% are not matched by the Company. Vesting in Company contributions occurs over a five-year period.

Note 12. Employee Benefits (Continued)

The Company has a profit-sharing plan for all employees who have been employed with the Company as of each fiscal year-end. The board of directors of the Company sets the profit-sharing percentage for the plan annually. All contributions vest over a four-year period commencing with the second year of employment with the Company.

Note 13. Related Parties

The Company has extensive transactions with affiliates of the Group. These activities include executing and clearing securities transactions, transacting in securities lending arrangements and providing operational support for foreign affiliates in their securities dealings in the United States. Summarized below are the Company's affiliate balances as of December 31, 2008:

Assets:	
Receivables from brokers, dealers and clearing organizations	$ 229,322
Receivables from affiliates	2,438,584
Total assets	$ 2,667,906
Liabilities:	
Payables to affiliated customers	$ 766,684
Payables to affiliated non-customers	510,428
Total liabilities	$ 1,277,112

END